

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 5, 2007

<u>By U.S. Mail and facsimile</u>

Mr. Leng You-Bin
President
American Dairy, Inc.
C-16 Shin Chen International Building, No.10
Jiu-shen Road, Zho Yan Chu
Beijing, The People's Republic of China

> **Re:** **American Dairy, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed May 24, 2007**
> **File No. 333-128075**
>
> **Form 10-K for fiscal year ended December 31, 2007**
> **File No. 1-32473**
> **Filed April 2, 2007**
>
> **Form 10-Q for the quarter ended March 31, 2007**
> **Filed May 15, 2007**
> **File No. 1-32473**

Dear Mr. Leng:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   We note that in your response to our prior comment 4 you state that you expect to
     close on the new financing "imminently," and note the Form 8-K filed June 1, 2007.
     Please provide updated disclosure in the prospectus.

Prospectus Summary, page 2

2.   We note your response to our prior comment 5, and reissue it in part. Please
     provide us a copy of the *Wall Street Journal* article you cite and state how it may be
     obtained by investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

2006, page 32

3.   You state on page 33 that through May 2, 2007 you had received waivers on the
     deadline for filing a registration statement in regard to the offering made in October
     2006. Please update the status of the waivers.

Executive Compensation

Compensation Discussion and Analysis, page 50

4.   We note your response to our prior comment 9. Please add disclosure that indicates
     that once you complete your peer group analysis, the 2008 compensation for your
     executive officers may differ from the compensation paid them in 2007.

Form 10-K for the fiscal Year Ended December 31, 2006

5.   We note your responses to our prior comment 14 in regard to filing an amended
     Form 10-K and reissue it.

Form 10-Q for the Quarter Ended March 31, 2007

Controls and Procedures

6.   You disclose that your "officers have concluded (based upon their evaluation of
     these controls and procedures as of the end of the period covered by this report)
     that the Company's disclosure controls and procedures are effective to ensure that

information required to be disclosed by the Company in this report is accumulated and communicated to the Company's management, including its principal executive officers as appropriate, to allow timely decisions regarding required disclosure." Item 307 of Regulation S-B requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also means controls that are "…designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" Your officer's conclusion does not state whether your disclosure controls and procedures are also effective at accomplishing these items. Please revise your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Exhibits 31.2 and 31.2

7.   Please confirm that you will revise the certifications you file in future reports to replace the word "registrant" with the words "small business issuer."

Exhibit 31.2

8.   Please amend this certification to insert the first line of exhibit as required by Item 601(b)(31) of Regulation S-B.

Closing Comments

Please amend your Form 10-K and Form 10-Q and respond to our comments with 10 business days, or tell us when you will provide a response. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Rinde, Esq. (by facsimile)
        J. Goeken
        J. Davis
        D. Levy